Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

April 1, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cullen Agricultural Holding Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 14, 2011
File No. 333-170165

Dear Mr. Schwall:

On behalf of Cullen Agricultural Holding Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 7, 2011, relating to the above-captioned Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2.  We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Sirimal R. Mukerjee.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Registration Statement on Form S-1

General

1.
We note your response to prior comments 2 and 3 from our letter to you dated January 3, 2011. Please provide current and updated disclosure. For example, we note the revised disclosure at page 1 and the tabular entries at page 29 which appear to give effect to then-pending land sales. In addition, please provide updated disclosure with respect to the possibility of an extension of the maturity date of the promissory note due January 20, 2011.  Lastly, ensure that you discuss in necessary detail the events which were the subject of the Form 8-K you filed on January 20, 2011.

Securities and Exchange Commission
Page
April 1, 2011

We have revised the disclosure on pages 1, 6, 7, 19, 28, 29, 30, 31, 32, 44, F-8 and F-13 of the Registration Statement as requested.  Please note that the maturity date of the promissory note was extended to January 20, 2012.

2.
We further note that it is not clear from your filed exhibits which contracts relate to the sales disclosed in your MD&A. For example, and without limitation, it appears that Exhibit 10.12 relates to the sale of 1,203 acres, which appears in the second line of the table at page 29. Your disclosure indicates that one such contract was signed on September 23, 2010 and terminated on October 8, 2010. The tabular disclosure indicates that one of another two sales totaling 1,203 acres closed on October 26, while the other sale with a contract signed on October 15 remains pending. Please clarify in each case which exhibit relates to which referenced sale(s).

We have revised the tabular disclosure on page 29 of the Registration Statement to make clear that only one sales contract was signed on October 15, 2010 (the agreement that has been filed as Exhibit 10.12 to the Registration Statement) as requested.  We have also revised the disclosure on page II-8 of the Registration Statement to clarify in each case which exhibit relates to which referenced sale as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Eric J. Watson